One Chase Manhattan Plz New York, NY 10005 T 212.859.7000 www.assurant.com

August 9, 2010

Via EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Assurant, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Form 10-Q for Period Ended March 31, 2010
File No. 001-31978

Dear Mr. Rosenberg:

Thank you for your letter dated July 29, 2010, regarding our Form 10-K for the year ended December 31, 2009 and Form 10-Q for Period Ended March 31, 2010. Your comments and our responses are set forth below.

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Comment 1:

1.	You disclose that during 2009 your subsidiaries entered into two reinsurance agreements with Ibis Re, Ltd., a “non-consolidated special purpose reinsurance company domiciled in the Cayman Islands”. In April 2010 you entered into additional reinsurance agreements with Ibis Re, Ltd. Please direct us to existing disclosures or revise your accounting policy to disclose the terms of your reinsurance agreements with Ibis Re and your accounting for these agreements.

Response to Comment 1:

The Company directs the Staff to the following additional disclosure regarding the terms of its reinsurance agreements with Ibis Re, Ltd. and related accounting treatment in the Company’s Form 10-Q filing for the quarter ending June 30, 2010 (the “Second Quarter 2010 Form 10-Q”) (page 33, note 15). We supplementally advise the Staff that the Company will update this disclosure in future periodic filings, as appropriate.

“On May 5, 2009, the Company announced the establishment of a multi-year catastrophe bond program to provide reinsurance protection for losses resulting from hurricanes. As part of the program, certain of the Company’s subsidiaries (the “Subsidiaries”) entered into two reinsurance agreements with Ibis Re, Ltd., an independent special purpose reinsurance company domiciled in the Cayman Islands (“Ibis Re”). The Ibis Re agreements provide up to $150,000 of reinsurance coverage for protection against losses over a three-year period from individual hurricane events in Hawaii and along the Gulf and Eastern Coasts of the United States. The agreements expire in May 2012. Ibis Re financed the property catastrophe reinsurance coverage by issuing catastrophe bonds in an aggregate amount of $150,000 to unrelated investors (the “Series 2009-1 Notes”).

On April 27, 2010, the Subsidiaries entered into two additional reinsurance agreements with Ibis Re providing up to $150,000 of reinsurance coverage for protection against losses over a three-year period from individual hurricane events in Hawaii and along the Gulf and Eastern Coasts of the United States. The agreements expire in May 2013. Ibis Re financed the property catastrophe reinsurance coverage by issuing catastrophe bonds in an aggregate amount of $150,000 to unrelated investors (the “Series 2010-1 Notes”).

The $300,000 of fully collateralized hurricane coverage, purchased from Ibis Re provides per occurrence first event coverage as part of the Company’s catastrophe program. This $300,000 of coverage represents approximately 26.5% of the $1,130,000 of first event coverage (net of reimbursements of the Florida Hurricane Catastrophe Fund) purchased by the Company in excess of the Company’s $155,000 retention. The coverage is expected to provide protection for a storm that generates in excess of approximately $450,000 of losses net of any reimbursements from the Florida Hurricane Catastrophe Fund.

Under the terms of these reinsurance agreements, the Subsidiaries are obligated to pay annual reinsurance premiums to Ibis Re for the reinsurance coverage. The reinsurance agreements with Ibis Re utilize a dual trigger that is based upon an index that is created by applying predetermined percentages to insured industry losses in each state in the covered area as reported by an independent party and the Subsidiaries’ covered losses incurred. Reinsurance contracts that have a separate, pre-identified variable (e.g., a loss-based index) are accounted for as reinsurance if certain conditions are met. In the case of the reinsurance agreements with Ibis Re, these conditions were met, thus the Company accounted for them as reinsurance in accordance with the guidance for reinsurance contracts.

Amounts payable to the Subsidiaries under the reinsurance agreements will be determined by the index-based losses, which are designed to approximate the Subsidiaries’ actual losses from any covered event. The amount of actual losses and index losses from any covered event may differ. For each covered event, Ibis Re pays the Subsidiaries the lesser of the covered index-based losses or the Subsidiaries’ actual losses. The principal amount of the catastrophe bonds will be reduced by any amounts paid to the Subsidiaries under the reinsurance agreements. The Subsidiaries have not incurred any losses subject to the reinsurance agreements since their inception.

As with any reinsurance agreement, there is credit risk associated with collecting amounts due from reinsurers. In connection with the issuance of the Series 2009-1 Notes, Ibis Re set up two reinsurance trusts to hold certain investments to secure payments to the Subsidiaries under the reinsurance agreements and the repayment of principal to the bondholders, as applicable, and entered into two related total return swap agreements. Refer to the “Loss Protection and Capital Management” section included in Note 14 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 for further discussion.

With regard to the Series 2010-1 Notes, the credit risk is mitigated by two reinsurance trust accounts. Each reinsurance trust account has been funded by Ibis Re with money market funds that invest solely in direct government obligations backed by the U.S. government with maturities of no more than 13 months. The money market funds must have a principal stability rating of at least AAAm by Standard & Poor’s.”

Comment 2:

2.	Please revise to disclose the process you apply to determine whether Ibis Re, Ltd. is a variable interest entity (‘VIE’). Describe the nature of your relationship with Ibis Re, Ltd. and disclose the significant judgments and assumptions made in determining that consolidation is not required. Please ensure that you provide all disclosures pursuant to ASC 810-10-50-2AA and 50-2AB and ASC 810-10-50-4.

Response to Comment 2:

The Company directs the Staff to the following additional disclosure in the Second Quarter 2010 Form 10-Q (page 33, note 15), in which the Company described (a) the process it applies to determine whether Ibis Re, Ltd. is a VIE; (b) the nature of the Company’s relationship with Ibis Re; and (c) the significant judgments and assumptions made in determining that consolidation is not required, including all required and applicable disclosures pursuant to ASC 810-10-50-2AA and 50-2AB and ASC 810-10-50-4. We supplementally advise the Staff that the Company will update this disclosure in future periodic filings, as appropriate.

“At the time the agreements were entered into with Ibis Re, the Company evaluated the applicability of the accounting guidance that addresses variable interest entities (“VIEs”). Entities which do not have sufficient equity at risk to allow the entity to finance its activities without additional financial support or in which the equity investors, as a group, do not have the characteristic of a controlling financial interest are referred to as VIEs. A VIE is consolidated by the variable interest holder that is determined to have the controlling financial interest (primary beneficiary) as a result of having both the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and the obligation to absorb losses or right to receive benefits from the VIE that could potentially be significant to the VIE. The Company determines whether it is the primary beneficiary of an entity subject to consolidation based on a qualitative assessment of the VIE’s capital structure, contractual terms, nature of the VIE’s operations and purpose and the Company’s relative exposure to the related risks of the VIE on the date it becomes initially involved in the VIE. The Company reassesses its VIE determination with respect to an entity on an ongoing basis.

As a result of the evaluation of the reinsurance agreements with Ibis Re, the Company concluded that Ibis Re is a VIE. However, while Ibis Re is a VIE, the Company concluded that it does not have a significant variable interest in Ibis Re as the variability in Ibis Re’s results, caused by the reinsurance agreements, is expected to be absorbed entirely by the bondholders and the Company is not entitled to any residual amounts. Accordingly, the Company is not the primary beneficiary of Ibis Re and does not consolidate the entity in the Company’s financial statements.”

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We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in our filings; Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you require any additional information or wish to discuss any of our responses, please contact me at (212) 859-7191, or John Sondej, the Company’s Controller and Principal Accounting Officer, at (212) 859-7209.

Very truly yours,

/s/ Michael J. Peninger Michael J. Peninger
Executive Vice President and Chief Financial Officer

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